UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	1 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), Stratasys Ltd. (“Stratasys” or the “Company”) hereby notifies its shareholders that it will hold its 2018 Annual General Meeting of Shareholders (the “Meeting”) on Thursday, September 13, 2018 at 11:30 a.m., Israel time, at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel. The record date for the determination of the holders of Stratasys’ ordinary shares, nominal value New Israeli Shekels 0.01 per share (“Ordinary Shares”), entitled to vote at the Meeting is Monday, August 6, 2018.

At the Meeting, Stratasys’ shareholders will be asked to vote on the following:

1. Re-election of each of Elchanan Jaglom, S. Scott Crump, Victor Leventhal, John J. McEleney, Dov Ofer, Ziva Patir, David Reis, Yair Seroussi and Adina Shorr to serve as a director of the Company until the Company’s annual general meeting of shareholders in 2019 and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

2. Approval of the simultaneous service by Mr. Elchanan Jaglom, the Chairman of the Board, as Stratasys’ Chief Executive Officer on an interim basis.

3. Approval of additional compensation for Messrs. David Reis (the Vice Chairman of the Board and an Executive Director) and Dov Ofer (a director) in respect of the additional services being provided by them on the oversight committee of the Company's Board of Directors (the “Board”) that assists the interim Chief Executive Officer.

4. Approval of a bonus for Mr. S. Scott Crump, Chairman of the Executive Committee of the Board and Chief Innovation Officer, in respect of (i) his services during the year ended December 31, 2017 and (ii) the additional services being provided by him on the oversight committee of the Board.

5. Approval of the renewal of Stratasys’ Compensation Policy for Executive Officers and Directors, including the parameters for the Company’s directors’ and officers’ liability insurance policy (the “D&O Policy”).

6. Approval of the renewal of coverage under the D&O Policy, effective as of November 2018 (the renewal date for the D&O Policy) (this proposal will not be brought for a shareholder vote to the extent Proposal 5 is approved by the requisite majority under Israeli law).

7. Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2018 and until the Company’s next annual general meeting of shareholders, and authorization of our Board, upon recommendation of the audit committee of the Board, to fix their remuneration.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of Stratasys for the annual period ended December 31, 2017 will be presented to, and considered by, Stratasys’ shareholders. The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors of Stratasys unanimously recommends that Stratasys’ shareholders vote in favor of all of the above proposals.

The presence in person or by proxy of two or more shareholders possessing at least 25% of Stratasys’ voting rights will constitute a quorum at the Meeting. In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on September 20, 2018 at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. The vote of all of Stratasys’ shareholders is important regardless of whether they attend the Meeting. Accordingly, the Company asks all shareholders to participate and vote regardless of the number of ordinary shares they own.

Approval of each proposed action above requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal (excluding abstentions). The approval of each of Proposal 2 (the simultaneous service by Mr. Elchanan Jaglom, the Chairman of the Board, as Stratasys’ Chief Executive Officer) and Proposal 5 (the approval of the renewal of Stratasys’ Compensation Policy for Executive Officers and Directors) is also subject to satisfaction of one of the following, additional voting requirements:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor have a conflict of interest in the approval of the proposal (referred to as a “personal interest” under the Companies Law) that are voted at the Meeting, excluding abstentions; or
●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Stratasys will soon provide to its shareholders a proxy statement describing, in detail, additional logistical information related to the Meeting, the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other information related to the Meeting. The Company will also furnish copies of the proxy statement and a related proxy card to the Securities and Exchange Commission (the “SEC”) in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com, or by directing such request to Yonah Lloyd, the Company’s Vice President of Investor Relations, at Yonah.Lloyd@stratasys.com. The full text of the proposed resolutions for each proposal, together with the form of proxy for the Meeting, may also be viewed beginning on August 15, 2018, at the registered office of the Company, 1 Holtzman Street, Science Park, Rehovot, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time). The telephone number at the Company’s registered office is +972-74-745-4300.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign a proxy card and return it promptly in the pre-addressed envelope that will be provided. In order to be counted towards the tally of votes at the Meeting, a proxy card must be received at the Company’s registered office not later than 7:30 a.m., Israel time, on the Meeting date. No postage will be required if a proxy card is mailed in the United States to our vote tabulator for the Meeting, Broadridge. Shareholders who attend the Meeting in person may revoke their proxies and vote their Ordinary Shares at the Meeting.

If your Ordinary Shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so). If mailing in your voting instruction form to Broadridge in the pre-addressed envelope that will be provided, your vote must be received by 11:59 a.m. Eastern time on Wednesday, September 12, 2018 to be validly included in the tally of Ordinary Shares voted at the Meeting. An earlier deadline may apply if you provide voting instructions online (at www.proxyvote.com) or via telephone.

A press release announcing the calling of the Meeting is annexed hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: August 1, 2018	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by the Company on August 1, 2018, announcing the calling of Stratasys’ 2018 Annual General Meeting of Shareholders.